

24001487

~~Washington, D.C. 20549~~

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-67303 |

## SEC Mail Processing

AUG 08 2024

## Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

### FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  **07/01/23**  AND ENDING  **06/30/24**

MM/DD/YY                           MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JCP Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**100 Spectrum Center Dr Suite 460**

(No. and Street)

| **Irvine** | **CA** | **92618** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Stephen R. Perry** | **949-769-3323** | **sperry@janescapital.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**DCPA**

(Name – if individual, state last, first, and middle name)

| 2121 Avenue of the Stars #800 | Century City | California | 90067 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 9/15/2020 | 6567 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Stephen R. Perry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JCP Securities, Inc. _____, as of 6/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO/CFO/CCO

**SEE ATTACHED**

Notary Public

**This filing** contains (check all applicable boxes):**
- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State of California County of Orange

Subscribed and sworn to (or affirmed) before me on this _5TH_ day of
____AUGUST____, 2024,
by_____STEPHEN R. PERRY_____, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

S. SAUSSER
Notary Public - California
Orange County
Commission # 2442733
My Comm. Expires Apr 26, 2027

(Seal)

Signature____S. Saus____



**2121 AVE OF THE STARS #800**
**CENTURY CITY, CA 90067**

**424-253-1212**
**AUDIT@DCPAPRO.COM**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of JCP Securities, Inc.:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JCP Securities, Inc. (the "Company") as of June 30, 2024, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
August 5, 2024

# JCP Securities, Inc.
## Statement of Financial Condition
### June 30, 2024

## Assets

| | | |
|---|---|---:|
| Cash | $ | 197,950 |
| Account receivable | | 30,733 |
| Other assets | | 9,295 |
| **Total assets** | $ | 237,978 |

## Liabilities and Stockholders' Equity

### Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 30,759 |
| Liabilities subordinated to the claims of general creditors | | 206,667 |
| **Total liabilities** | | 237,426 |

### Stockholders' Equity

| | | |
|---|---|---:|
| Common stock, no par value, 1,000,000 shares authorized, 888 shares issued and outstanding | | 67,500 |
| Additional paid-in capital | | 370,166 |
| Accumulated deficits | | (437,114) |
| **Total stockholders' equity** | | 552 |
| **Total liabilities and stockholders' equity** | $ | 237,978 |

*The accompanying notes are an integral part of these financial statements.*

1

**JCP Securities, Inc.**
**Statement of Operations**
**For the Year Ended June 30, 2024**

| | |
|---|---:|
| **Revenues** | |
| Consulting income | $ 2,986,848 |
| Other income | 13,764 |
| Interest income | 352 |
| **Total revenues** | 3,000,964 |
| | |
| **Expenses** | |
| Employee compensation and benefits | 2,461,431 |
| Insurance | 1,200 |
| Occupancy | 132,653 |
| Dues and subscriptions | 122,057 |
| Professional fees | 26,758 |
| Interest expense | 10,000 |
| Consulting services | 333,970 |
| Other operating expenses | 142,284 |
| Travel and entertainment | 67,854 |
| Regulatory fees | 19,379 |
| **Total expenses** | 3,317,586 |
| | |
| **Net income (loss) before income tax provision** | (316,622) |
| | |
| **Income tax provision** | 1,800 |
| | |
| **Net income (loss)** | $ (318,422) |

**JCP Securities, Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended June 30, 2024**

| | Shares | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| **Balance at June 30, 2023** | 888 | $ 67,500 | $ 370,166 | $ (118,692) | $ 318,974 |
| Net income (loss) | - | - | - | (318,422) | (318,422) |
| **Balance at June 30, 2024** | 888 | $ 67,500 | $ 370,166 | $ (437,114) | $ 552 |

*The accompanying notes are an integral part of these financial statements.*

**JCP Securities, Inc.**

**Statement of Changes in Liabilities Subordinated**

**to the Claims of General Creditors**

**For the Year Ended June 30, 2024**

|  | Total |
| --- | --- |
| **Balance at June 30, 2023** | $ 335,208 |
| Increase: | |
| Accrual of interest | 10,000 |
| (Decrease): | |
| Repayment of subordinated liabilities | (138,541) |
| **Balance at June 30, 2024** | $ 206,667 |

**JCP Securities, Inc.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2024**

**Cash flow from operating activities:**

| | | |
|---|---:|---:|
| Net income (loss) | | $ (318,422) |
| Adjustments to reconcile net income (loss) to net | | |
| cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Account receivable | $ 16,767 | |
| Other assets | 6,446 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | (11,314) | |
| Total adjustments | | 11,899 |
| | | |
| **Net cash provided by (used in) operating activities** | | (306,523) |
| | | |
| **Net cash provided by (used in) in investing activities** | | - |
| | | |
| **Cash flow from financing activities:** | | |
| | | |
| Increase of interest on liabilities subordinated to the claims of general creditors | 10,000 | |
| Repayments of liabilities subordinated to the claims of general creditors | (138,541) | |
| **Net cash provided by (used in) financing activities** | | (128,541) |
| | | |
| **Net increase (decrease) in cash** | | (435,064) |
| **Cash at June 30, 2023** | | 633,014 |
| **Cash at June 30, 2024** | | $ 197,950 |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---:|---:|
| Cash paid during the year for: | | |
| Interest | $ 138,541 | |
| Income taxes | $ 1,800 | |

**Supplemental disclosures of non-cash transactions:**
The Company recorded accrued interest on subordinated loans totaling $10,000.

## Note 1:  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

JCP Securities, Inc.(the "Company") was incorporated in the State of California on March 11, 2005.The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company was originally formed in the State of California under the name Stephen Perry and Associates, Inc.

The Company is an investment banking firm that specializes in the aerospace and defense industry with an emphasis on mergers and acquisitions advisory services.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts.  An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment were depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under the Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax of $800 and a tax rate of 1.5% of net income over the minimum franchise fee of $800.

JCP Securities, Inc.
Notes to Financial Statements
June 30, 2024

**Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company's revenues include retainer and success fees.  In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers.  Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Revenue is recognized when earned the amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed. Success fees are recorded as of the closing of the transaction. Retainer fees are non-refundable and recorded once the performance obligation is met. There were no open contracts at the year ended June 30, 2024. During the year ended June 30, 2024, the Company's success fee of $2,410,000 and retainer income of $576,848 totaled the Consulting income balance as shown on the Statement of Operations.

The Company shares its office space with its affiliate under the terms of an agreement, which is cancelable with reasonable notice.  This agreement is not subject to ASC 842 under the short-term exemption. The Company records shared expenses monthly as billed.

**Note 2:  INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no Federal income tax provision is provided. The State of California recognized Subchapter S Corporations for state tax purposes. The state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800. For the year ended June 30, 2024, the state income tax provision totaled $1,800.

**Note 3: FURNITURE AND EQUIPMENT, NET**

Furniture and equipment, net represent the Company's depreciable assets at a cost of $50,967 less accumulated depreciation of $50,967, for a net balance of $0 as of June 30, 2024.

**Note 4: RELATED PARTY TRANSACTIONS**

The Company also has entered into a expense sharing agreement with an affiliate, related by common ownership, whereby the affiliate would provide management consulting for the Company.

The Company paid its affiliate a total of $75,000 for the year ending June 30, 2024. There were no balances due under this agreement at year end.

**Note 4: RELATED PARTY TRANSACTIONS
(Continued)**

The Company has a month to month agreement with this affiliate for space leased by this affiliate. For the year ended June 30, 2024, the Company paid $125,000 of rent to the affiliate which is included in occupancy expense on the Statement of Operations.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

**Note 5: CONTINGENCIES**

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

**Note 6:  SUBORDINATED BORROWINGS**

The initial term of the subordinated loan was $500,000 for a three year loan. This loan automatically renews every year, unless notice of is given in writing by the lender thirteen months prior to the scheduled due date. Interest accrues annually on this loan at 5%, for $10,000, and is included in interest expense in the Statement of Operations and is also subordinated to the claims of general creditors. The balance, including subordinated interest, on the remaining loan at June 30, 2024, was $206,667.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2024, the Company had net capital of $167,191 which was $162,191 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($30,759) to net capital was 0.18 to 1 which is less than the 15 to 1 maximum allowed.

## Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

**Note 10:  PROFIT SHARING PLAN**

The Company participates in a multi-employer 401k plan provided by Professional Employment Organization. All employees, 20 years of age or older, are eligible to participate in the Plan on the date of hire. The Company may make a discretionary profit sharing contribution to the Plan at the end of each year. Employee contribution are invested immediately however profit contribution are vested over five years.  For the year ended June 30, 2024, the Company did not contribute to the profit sharing plan.


**JCP Securities, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to SEA Rule 15c3-1**
**As of June 30, 2024**


**Computation of net capital**

| | | | |
|---|---|---|---|
| Common stock | $ | 67,500 | |
| Additional paid-in capital | | 370,166 | |
| Accumulated deficits | | (437,114) | |
| **Total stockholders' equity** | | | $ 552 |
| **Add:** Subordinated liabilities allowable for net capital computation | | | 206,667 |
| **Total equity qualified for net capital** | | | 207,219 |
| **Less: Non-allowable assets** | | | |
| Accounts receivable | | (30,733) | |
| Other assets | | (9,295) | |
| **Total non-allowable assets** | | | (40,028) |
| **Net capital** | | | 167,191 |

**Computation of net capital requirements**

| | | | |
|---|---|---|---|
| Minimum net capital requirements | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 2,051 | |
| Minimum dollar net capital required | $ | 5,000 | |
| Net capital required (greater of above) | | | (5,000) |
| **Excess net capital** | | | $ 162,191 |
| **Aggregate indebtedness** | | | $ 30,759 |
| Ratio of aggregate indebtedness to net capital | | | 0.18:1 |

There was no material between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5, Part IIA report dated June 30, 2024.


*See report of independent registered public accounting firm*
11


**JCP Securities, Inc.**
**Schedule II - Computation for Determination of the Reserve Requirements and**
**Information Relating to Possession or Control Requirements for Brokers and Dealers**
**Pursuant to SEA Rule 15c3-3**
**As of June 30, 2024**

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as investment advisory services and M&A services. Accordingly, there are no items to report under the requirements of this Rule.

*See report of independent registered public accounting firm*

**JCP Securities, Inc.**
**Report on Exemption Provisions**
**Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended June 30, 2024**



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of JCP Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JCP Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) JCP Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2024. JCP Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCP Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

*DCPA*

DCPA

Century City, California
August 5, 2024

 **JCP SECURITIES**

**JCP Securities, Inc.**
**Exemption Report**
**For the Year Ended June 30, 2024**

JCP Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) investment advisory services; and (2) M&A services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JCP Securities, Inc.

I, Stephen R. Perry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: _____

JCP Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2024



**DCPA**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and the Stockholders of JCP Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JCP Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating JCP Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. JCP Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting the Company included reimbursed expenses on the total amount of the SIPC 7 and excluded from the SIPC 7 revenues certain revenues;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JCP Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JCP Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



*DCPA*

Century City, California
August 5, 2024


**JCP Securities, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended June 30, 2024**


|  | Amount |
|---|---|
| **Total assessment** | $ 4,501 |
| SIPC-6 general assessment and overpayment Payment made on January 09, 2024 | (3,939) |
| SIPC-7 general assessment Payment made on July 16, 2024 | (562) |
| **Total assessment balance (overpayment carried forward)** | $ - |